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                                                                       EXHIBIT 8







                                August 12, 1998



The Middle Tennessee Bank
700 North Garden Street
Columbia, TN 38402

         Re: Certain Tax Opinions with Respect to Certain Federal Tax
             Consequences of the Referenced Transactions

Ladies and Gentlemen:

         We have acted as counsel to The Middle Tennessee Bank ("MTB") in connection with a merger of MTB with and into First American National Bank ("FANB") with FANB as the surviving corporation. In exchange for their shares of stock of MTB, the shareholders of MTB will receive shares of stock of First American Corporation ("FAC"), the parent corporation of FANB, plus cash in lieu of fractional shares. MTB has requested that Baker, Donelson, Bearman & Caldwell furnish its opinion, among other things, on whether the proposed transactions constitutes a tax-free reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code").

                    I. FACTS, REPRESENTATIONS AND ASSUMPTIONS

         Pursuant to the terms of the Bank Merger Agreement, dated as of May 26, 1998 (the "Agreement"), by and among FAC, FANB and MTB, each as will be described in an MTB Prospectus/Proxy Statement (substantially in the form as included as Part I of the Registration Statement to which this opinion is an exhibit) (the "Proxy Statement"), FANB will acquire all of the assets and will assume all of the liabilities of MTB in a merger in which MTB will merge with and into FANB with FANB being the surviving corporation (the "Merger").

         In the exchange occurring in connection with the Merger, MTB shareholders (the "MTB shareholders") will exchange their respective shares of MTB stock for FAC's stock as follows: each issued and outstanding share of MTB common stock, par value $10.00 per share ("MTB Common Stock"), shall be converted into, and become exchangeable for, the right to receive the




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number of shares of validly issued, fully paid and nonassessable shares of FAC common stock, par value $2.50 per share ("FAC Common Stock") set forth in the Agreement.

         No certificates or scrip for fractional FAC Common Stock shall be issued upon the surrender for exchange of MTB Common Stock. FAC shall make cash payments in lieu of such fractional shares equal to such fraction multiplied by the market value of one share of FAC Common Stock on the day immediately prior to the Effective Time (as defined in the Agreement).

         In connection with this opinion, we have examined and are familiar with originals or copies, certified or otherwise identified to our satisfaction, of various documents referenced in this letter, including, without limitation, the Agreement, the Proxy Statement and such other documents as we have deemed necessary or appropriate in order to enable us to render the opinions below. In our examination, we have assumed the genuineness of all signatures, the legal capacity of all natural persons, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified, conformed or photostatic copies and the authenticity of the originals of such copies. In rendering the opinion set forth below, we have (i) assumed that the Merger will be effected in accordance with the Agreement and
(ii) relied upon certain written representations and covenants of FAC, MTB and Controlling Shareholders, which are annexed hereto, and have assumed that those representations and covenants will be true on the Effective Time. We have not attempted to verify independently any of the foregoing representations, assumptions and statements.

         In rendering our opinion, we have considered the applicable provisions of the Code, Treasury Regulations, pertinent judicial authorities, interpretive rulings of the Internal Revenue Service and such other authorities as we have considered relevant.

                                  II. OPINIONS

         Subject to the various assumptions, limitations and qualifications set forth herein and based upon the facts and factual representations set forth herein, as of the time of the closing of the Transaction, we are of the opinion that, under current law, the Merger constitutes a tax-free reorganization under
Section 368(a) of the Code, and that FAC and MTB will each be a party to the reorganization within the meaning of Section 368(b) of the Code.

         As a tax-free reorganization, it is further our opinion that the Merger will have the following federal income tax consequences for MTB and the MTB shareholders:

         1. For federal income tax purposes, the shareholders of MTB will not recognize any gain or loss to the extent that such shareholders exchange shares of MTB Common Stock solely for shares of FAC Common Stock in the Merger.





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         2.       For federal income tax purposes, the basis of the FAC Common
                  Stock received by a MTB shareholder who exchanges MTB Common Stock solely for FAC Common Stock will be the same as the basis of the MTB Common Stock surrendered in exchange therefor (subject to any adjustments required as the result of receipt of cash in lieu of a fractional share of FAC Common Stock).

         3. For federal income tax purposes, the holding period of the FAC Common Stock received by a MTB shareholder receiving FAC Common Stock will include the period during which the MTB Common Stock surrendered in exchange therefor was held (provided that the MTB Common Stock of such MTB shareholder was held as a capital asset at the Effective Time).

         4. Any cash received by a shareholder of MTB in lieu of a fractional share of FAC Common Stock will be treated as having been received as a distribution in full payment in exchange for such fractional share interest.

         This opinion may not be applicable to stockholders subject to special treatment under U.S. federal income tax law (including, for example, non-U.S. persons, financial institutions, dealers in securities, insurance companies, tax-exempt entities, holders who acquired MTB Common Stock pursuant to the exercise of an employee stock option or right or otherwise as compensation, and holders who hold MTB Common Stock as part of a hedge, straddle or conversion transaction).

         Except as set forth above, we express no opinion as to the tax consequences whether federal, state, local or foreign, to any part to the Merger or as to any other transactions related to the Merger or contemplated by the Agreement.

         This opinion is being furnished to you only in connection with the Merger and solely for your benefit in connection therewith and may not be used or relied upon for any other purpose and may not be circulated, quoted or otherwise referred to for any other purpose without our express written consent, except that we do consent to the use of this opinion as an exhibit to the Registration Statement on Form S-4 being filed by FAC in connection with the Agreement, and to the references to us under the caption "THE MERGER - Certain Federal Income Tax Consequences" and elsewhere in the Proxy Statement. In giving such consent we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended.

                                    Very truly yours,

                                    /s/ Baker, Donelson, Bearman & Caldwell

                                    Baker, Donelson, Bearman & Caldwell